Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended
March 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis (MD&A), dated April 27, 2009, should be read in conjunction with the audited financial statements with amended disclosure and accompanying MD&A for the year ended December 31, 2008, and the unaudited financial statements for the three months ended March 31, 2009.

FORWARD-LOOKING INFORMATION
The MD&A is a review of our ﬁnancial condition and results of operations. Our ﬁnancial statements are prepared based upon Canadian Generally Accepted Accounting Principles (GAAP) and all amounts are in Canadian dollars unless speciﬁed otherwise.  Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected production performance of the Long Lake Project; OPTI Canada Inc.'s (OPTI) other business prospects, expansion plans and strategies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. (Nexen); OPTI's financial outlook respecting the estimate of the netback for Phase 1 of the Project; OPTI's anticipated financial condition and liquidity over the next 12 to 24 months; and our estimated future tax liability. Forward-looking information typically contains statements with words such as “intends,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information.  The forward-looking statements are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project;  the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the Premium Sweet Crude (PSC™) output of the OrCrude™ Upgrader; foreign currency exchange rates and hedging risks;  government regulations and royalty regimes; and the degree of risk that governmental approvals may be delayed or withheld.  Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive.  Readers should refer to OPTI's current Annual Information Form (AIF), which is available at www.sedar.com, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

FINANCIAL SUMMARY

In millions	Three months ended March 31		Years ended December 31
	2009		2008 As restated		2007 As restated
Net income (loss)	$(97)		$(477	) (1)	$151
Total oil sands expenditures (2)	75		706		961
Working capital (deficiency)	167		(25)		271
Shareholders’ equity	$1,375		$1,471		$1,951
Common shares outstanding (basic)	196	(3)	196		195

Notes:
(1) Includes $369 million pre-tax asset impairment provision related to working interest sale to Nexen.
(2) Capital expenditures related to Phase 1 and future phase development. Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
(3) Common shares outstanding at March 31, 2009 after giving effect to the exercise of common share options would be approximately 203 million common shares.

PROJECT STATUS
In the first quarter of 2009, OPTI reached a significant milestone with the production and sale of first PSC™ from the Long Lake Project.  We have recently produced approximately 15,000 barrels per day (bbl/d) gross of on-spec, high quality PSC™, upgraded from low-value bitumen.  All major process units in the Upgrader are operational, and preparation is underway to transition gasifier feed from vacuum residue to ashphaltenes, the final step in OrCrude™ commissioning. Synthesis gas from the Upgrader has been used in SAGD operations, decreasing operating costs by reducing the requirement for purchased third-party natural gas.  During the initial operating period, we expect periods of downtime but anticipate that the stability of operations will continue to improve.  Upgrader reliability is improving with 4 days of operation in February, 16 days of operation in March and 20 days of operation to date in April.  We expect Upgrader capacity during ramp-up will be capable of processing all of the forecasted SAGD volumes and we expect the Project to reach full capacity of approximately 58,500 bbl/d of PSC™ and other products by late 2010.

The Long Lake reservoir continues to perform as expected given the amount of steam that has been injected into the reservoir.  Steam generation has been limited by the ability to treat water during the ramp-up period.  At full production, approximately 90 to 95 percent of the water injected into the reservoir is recycled. During ramp-up, it is necessary to add cold source water to the recycled hot produced water in order to increase our overall steam volumes over time.  Temperature limitations in the water treating system have limited the ability to materially increase steam volumes.  A number of changes to the water treating system have been implemented, which include adding supplementary heat to the hot lime softeners and improvements to the filtration system.  We expect this will increase steam injection rates and bitumen production.

Steam generation in the first quarter totalled approximately 66,000 bbl/d day, with bitumen production averaging approximately 13,400 bbl/d.  With certain changes to the water treating system recently implemented, recent steam volumes have averaged approximately 80,000 bbl/d.  As a result, bitumen volumes have begun to ramp-up and April volumes to April 25 averaged approximately 16,000 bbl/d.  Given steaming constraints, allocation of steam is necessary and accordingly only 40 of 81 well pairs are presently in production mode.   With inconsistent steam injection the average steam to oil ratio (SOR) for these wells ranges between 4.0 and 5.0.  We continue to expect a long term SOR of 3.0.  As further improvements are made to the water treatment system and steam generation increases, all remaining wells will be brought on. We expect SAGD volumes to increase consistently from current production to full capacity of 72,000 bbl/d by late 2010.  During the SAGD ramp-up period in 2009 and 2010, we also expect to process up to 10,000 barrels per day of third party bitumen.

COMPLETION OF ASSET SALE AND DEBT FACILITY AMENDMENT
On January 27, 2009, OPTI announced that we had significantly enhanced our liquidity with the completion of the sale of a 15 percent working interest in our joint venture assets to our partner Nexen for $735 million. Effective January 1, 2009 , OPTI has a 35 percent working interest in all joint venture assets, including Phase 1 of the Project, all future phase reserves and resources, and future phases of development.  All Project and operating employees who accepted offers from Nexen were transitioned effective April 1, 2009.

CORPORATE UPDATE
OPTI also announced today the appointment of Kiren Singh to Vice President and Treasurer.  Ms. Singh, who joined OPTI in 2008 as Treasurer, has over 20 years of experience in corporate and project finance and corporate insurance with Canadian and international energy leaders including Mobil and ExxonMobil. Ms. Singh holds an MBA from the University of Calgary and a Chartered Financial Analyst designation.

As a result of OPTI’s ongoing corporate transition to that of a non-operating entity, Bill King, formerly VP Development, is no longer with the company.  OPTI’s senior management consists of: Chris Slubicki, President and Chief Executive Officer; Travis Beatty, VP Finance and CFO; Joe Bradford, VP Legal and Administration and Corporate Secretary; Kiren Singh, VP and Treasurer; and Al Smith, VP Marketing.

CAPITAL EXPENDITURES
Phase 1 of the Long Lake Project is essentially complete as of March 31, 2009.  The remaining capital costs relate to the completion of the steam expansion project, expected later this year, and the ash processing unit in 2010.  The cost to complete these two projects is approximately $35 million net to OPTI, most of which will be incurred in 2010.

The table below identifies historical expenditures incurred by us in relation to the Project, other oil sands activities and other capital expenditures.

In millions	Three months ended March 31, 2009	Year ended 2008 As restated	Year ended 2007 As restated
Long Lake Project - Phase 1
Upgrader & SAGD	$13	$480	$811
Sustaining capital	21	60	17
Capitalized operations	18	32	37
Total Long Lake Project	52	572	865
Expenditures on future phases
Engineering and equipment	5	64	35
Resource acquisition and delineation	18	70	61
Total oil sands expenditures	75	706	961
Capitalized interest	29	139	130
Other capital expenditures	(19)	35	17
Total cash expenditures	85	880	1,108
Non-cash capital charges	-	4	8
Total capital expenditures	$85	$884	$1,116

For the three months ended March 31, 2009 we incurred capital expenditures of $85 million. Our $13 million share of the Phase 1 expenditures for Upgrader and SAGD were primarily related to the ongoing construction of the steam expansion project. Sustaining capital expenditures of $21 million related primarily to engineering and resource delineation for future Phase 1 well pads.  Our share of capitalized operations of the Upgrader was $22 million related to commissioning costs, offset by $4 million of PSC™ sales. Effective July 1, 2008, we no longer capitalize our share of the net SAGD operations. However, we continue to capitalize net Upgrader operations as the Upgrader is not ready for intended use for accounting purposes.

For the three months ended March 31, 2009, we incurred expenditures of $5 million for engineering and $18 million for resource acquisition and delineation for future phases.  In conjunction with Nexen, we expended $14 million to acquire the petroleum and natural gas rights and oil sands rights on lands adjacent to our properties.   We expended $4 million on core hole delineation and seismic costs associated with future phases of development.

Capitalized interest for the three months ended March 31, 2009 includes interest of $28 million on our senior secured notes (Notes) and $1 million with respect to our revolving credit facilities.  We have allocated our interest costs between the SAGD and Upgrader portions of the project based on book value.  The reduction in other capital of $19 million in the period related to a reduction in the balance of Upgrader inventories and the write-off of previously capitalized transaction costs in connection with the working interest sale to Nexen.

RESULTS OF OPERATIONS
Three months ended March 31, 2009

In millions	Three months ended March 31, 2009	Three months ended March 31, 2008 As restated
Total revenue	$29	$2
Expenses
Operating expenses	28	-
Diluent and feedstock purchases	29	-
Transportation	3	-
Interest expense	19	-
General and administrative	6	4
Loss on disposal of assets	1	-
Foreign exchange translation loss	75	56
Realized gain on commodity contracts	(24)	(8)
Net unrealized gain on derivative contracts	(22)	(44)
Depletion, depreciation and amortization	4	1
Future tax expense (recovery)	$7	$(1)

First Quarter Operational Overview
Our overall results in the first quarter of 2009 reflected the inconsistent performance of the SAGD and Upgrader operation and resulting relatively low SAGD volumes.  Although we expect a resolution to many of the surface water treating issues in the near term, we were not able to generate sufficient steam on a consistent basis during the first quarter to increase our SAGD production volumes.  As a result of the low and variable SAGD volumes, and minor operational interruptions for the Upgrader, the Upgrader was producing PSC™ for only 29 days during the quarter.  As the water treating issues are resolved and steam production increases and becomes more reliable, we expect that the resulting higher SAGD volumes will result in more on-stream days for the Upgrader as well.  We define our net field operating margin as sales that include petroleum product and power sales minus operating expenses, diluent and feedstock purchases and transportation costs (see “Non GAAP Financial Measures”).  This margin was a loss of $31 million during the period as compared with a loss of $56 million in the preceding quarter.  As most of our SAGD and Upgrader operating costs are fixed, we expect that rising SAGD volumes and an increasing number of days that the Upgrader operates will lead to improvements in our net field operating margin.  This expected improvement would be attributable to higher PSC™ sales and lower diluent costs.

Total Revenue
For the three months ended March 31, 2009, we earned Premium Synthetic Heavy (PSH) revenue of $27 million.  Our share of PSH sales averaged 7,700 bbls/day at a price of approximately $39.50/bbl.  In the same period, we had power sales of $2 million representing 23,503 MW of electricity sold at an average price of $69.87/MW.  In the first quarter of 2008, revenue of $2 million was entirely comprised of interest income.

Expenses, gains and losses
* Operating expenses
For the three months ended March 31, 2009, operating expenses associated with SAGD operation were $28 million, primarily comprised of natural gas, maintenance, labour and operating materials and services.  There were no operating expenses recorded in the corresponding period in 2008, as they were capitalized since we had not yet reached commercial SAGD operations.

* Diluent and feedstock purchases
For the three months ended March 31, 2009, diluent and feedstock expenses were $29 million.  Diluent purchases averaged $65.17/bbl.  There were no diluent and feedstock purchases included in operations in the corresponding period in 2008.

* Transportation
For the three months ended March 31, 2009, transportation expenses were $3 million, which were comprised of pipeline costs associated with PSH sales.  There was no transportation expenses included in operations in the corresponding period in 2008.

* Interest expense
For the three months ended March 31, 2009, interest expense was $19 million.  The expense relates to the amount of interest associated with our SAGD assets and does not include interest associated with the Upgrader assets, which continues to be capitalized. There was no interest expense recorded in the corresponding period in 2008, as this cost was capitalized since we had not yet reached commercial operations.  Our total interest cost for the quarter is $48 million.

* General and Administrative
For the three months ended March 31, 2009, general and administrative (G&A) expenses increased to $6 million from $4 million in 2008. The increase in 2009 is due to severance payments related to the re-organization of OPTI after the asset sale to Nexen.  Additional transition costs are expected during the second quarter, however, we anticipate G&A costs to be lower starting in the third quarter.

* Loss on disposal of assets
For the three months ended March 31, 2009, loss on disposal of assets was $1 million.  This loss relates to additional costs incurred during the quarter related to the asset sale to Nexen.  There were no asset disposals in the corresponding period in 2008.

* Foreign exchange translation loss
For the three months ended March 31, 2009, foreign exchange translation loss increased to $75 million from $56 million in 2008.  The loss is comprised of the re-measurement of our U.S.-dollar-denominated long-term debt and cash.  Although the Canadian dollar declined as compared to the U.S. dollar in both periods, the amount of decline was greater in 2009 versus 2008. The rate changed from CAD$1.22 to US$1.00 at the end of 2008 to CAD$1.26 to US$1.00 at March 31, 2009.

* Realized gain on hedging instruments
For the three months ended March 31, 2009, we had a realized gain of $24 million related to our US$80/bbl crude oil puts and our US$77/bbl crude oil swaps.  We realize gains on these contracts to the extent that the contract price exceeds the West Texas Intermediate (WTI) price.  During the period, the average price of WTI was $43.20/bbl.

* Net unrealized gain on hedging instruments
For the three months ended March 31, 2009, we had a net unrealized gain of $22 million.  The net unrealized gain is comprised of an unrealized gain of $37 million on our foreign exchange hedging due to the weakening of the Canadian dollar as compared to the US dollar. This was offset by an unrealized mark to market loss of $15 million on commodity hedges as the price of WTI increased over the quarter and the remaining term of the contract, and therefore barrels hedged, decreased from twelve months to nine months.

For the remainder of 2009, our commodity hedges are comprised of a 6,000 bbl/d put option at a net price of approximately US$76/bbl and a 500 bbl/d swap at US$77/bbl.  For 2010, our commodity hedges are comprised of a 2,000 bbl/d swap at US$65/bbl.

* Depletion, depreciation and amortization
For the three months ended March 31, 2009, depletion, depreciation and amortization was $4 million compared to $1 million in 2008.  The increase is due to commencement of depreciation and depletion of SAGD assets in 2009, as the 2008 amount only included depreciation of corporate assets.

* Future Tax Expense (Recovery)
Future tax expense for the three months ended March 31, 2009 is $7 million, compared with a recovery of $1 million in the corresponding period of 2008. An expected future tax recovery associated with our taxable loss was more than offset by a valuation allowance that was taken against the future tax asset created by capital losses on the translation of long term debt. The realization of this portion of our future tax asset can not be reasonably assured and as such a valuation allowance was recorded.

* Foreign Exchange Hedging Instruments
OPTI is exposed to foreign exchange rate risk on our long-term U.S.-dollar-denominated debt. To partially mitigate this exposure, we have entered into US$875 million of foreign exchange forwards to manage our exposure to repayment risk on our U.S.-dollar-denominated debt. The forward contracts provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.17 to US$1.00 with an expiry in April 2010.  With respect to our U.S.-dollar-denominated debt, these forward contracts provide protection against a decline in the value of the Canadian dollar below CDN$1.17 to US$1.00 on a portion of our debt. As noted under “Liquidity”, the value of these derivatives affects our debt to capitalization covenant as the value of these contracts is included in the measurement of our debt for covenant purposes.

The unrealized gain for the three months ended March 31, 2009 is $37 million and the period-end value of the forwards is an asset of $68 million (December 31, 2008: $32 million).  The value of the currency derivatives increased from December 31, 2008 due to a weakening Canadian dollar as compared to the U.S. dollar.

SUMMARY FINANCIAL INFORMATION

	2009	2008 As restated				2007 As restated
In millions (except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$29	$-	$-	$-	$-	$-	$-	$-
Interest income	-	2	1	1	2	3	3	2
Net earnings (loss)	(97)	(422)	(17)	(32)	(6)	32	11	108
Earnings (loss) per share, basic and diluted	$(0.50)	$(2.15)	$(0.09)	$(0.16)	$(0.03)	$0.16	$0.06	$0.55

Prior to the first quarter of 2009, quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investment during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period.

Earnings have been influenced by fluctuating foreign exchange translation gains and losses primarily related to re-measurement of our U.S.-dollar-denominated long-term debt, fluctuating realized and unrealized gains and losses on hedging instruments, fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense.  During the second quarter of 2007, we had a $112 million foreign exchange translation gain.  During the fourth quarter of 2007, we had a $20 million unrealized gain on hedging instruments, a $6 million foreign exchange translation gain and a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings.  During the second quarter of 2008, we had a $34 million unrealized loss on hedging instruments.  During the fourth quarter of 2008, we had a pre-tax asset impairment for accounting purposes related to our working interest sale of $369 million and a future tax expense recovery, primarily related to this impairment, of $116 million, as well as a $254 million foreign exchange translation loss and $105 million realized gain and a $28 million unrealized gain on hedging instruments.

In the first quarter of 2009, we earned revenue and operating expenses associated with early stages of SAGD operation.  These initial stages of SAGD operation are at relatively low operating volumes and therefore our operating results associated with these activities are expected to improve as SAGD production increases.  In addition, we had significant realized and unrealized gains and losses related to foreign exchange translation losses and hedging instruments.  We anticipate fluctuations in earnings attributable to these items based on future changes in foreign exchange rates (Canadian dollars relative to U.S. dollar) and WTI.

SHARE CAPITAL
At April 15, 2009, OPTI had 195,929,526 common shares and 7,321,816 common share options outstanding. The common share options have a weighted average exercise price of $12.29 per share.  At April 15, 2009, OPTI’s fully diluted shares outstanding were 203,251,342.

LIQUIDITY AND CAPITAL RESOURCES
Capital Resources and Liquidity
At March 31, 2009, we have approximately $218 million of cash on hand and have the ability to borrow an additional $263 million on our $350 million revolving credit facility.   Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian institutions.  Our long-term debt currently consists of US$1,750 million of Notes and a $350 million revolving credit facility, of which $87 million is drawn.

For the three months ended March 31, 2009, cash used by operating activities was $53 million, cash used by financing activities was $559 million and cash provided by investing activities was $612 million. These changes, combined with a gain on our U.S.-dollar-denominated cash of $2 million, resulted in an increase in cash and cash equivalents during the period of $1 million.

During the first quarter of 2009, we received significant funding as a result of our working interest sale to Nexen.  We received gross proceeds of $735 million.  We used $545 million of these proceeds to repay amounts owing on our revolving credit facilities and $85 million as pre-funding of a portion of our 2009 joint venture capital program with Nexen.  For the remainder of 2009, working capital, prepaid capital, operating cash flow and availability under our revolving credit facilities are expected to fund our capital expenditures.

OPTI has cash and unused credit facilities of $481 million as of March 31, 2009.

Our debt facilities contain a number of provisions that serve to limit the amount of debt we may incur. With respect to our revolving credit facility, the key maintenance covenants are with respect to the ratio of debt outstanding under the revolving credit facility to earnings before interest, taxes and depreciation (EBITDA) and total debt to capitalization. Maintenance covenants are important as they are ongoing conditions that must be satisfied to comply with the terms of the revolving credit facility.

The revolving credit facility debt to EBITDA covenant is measured quarterly, commencing in the third quarter of 2009.  It requires that this ratio is lower than 2.5:1 commencing for the quarter ended September 30, 2009. The first three measurements of EBITDA for this covenant will annualize EBITDA as measured from July 1, 2009, to the end of the applicable covenant period. Thereafter, EBITDA will be based on a trailing four quarters. Realized cash gains on commodity contracts, such as our existing puts and forwards, are included in EBITDA for the purposes of the covenant.

There is risk that we may fail to meet this covenant.  The most significant risk to us not meeting this covenant is lower than expected bitumen production and associated PSC™ sales.  We expect to generate sufficient EBITDA to meet this covenant if SAGD volumes increase according to our forecast and capital and operating expenditures are consistent with our forecast.

Other risks include commodity pricing, operating costs and capital expenditures.  Commodity pricing is a less significant risk in 2009 as a substantial portion of our production is hedged.  We have hedged 6,000 bbl/d for the remainder of 2009 at a net price of approximately US$76/bbl, which is a substantial portion of our expected 2009 PSC™ sales volume.  An additional 500 bbl/d for the remainder of 2009 is hedged with a US$77/bbl swap (risks associated with our hedging instruments are discussed in more detail under “Financial Instruments”).   Should operating or capital costs be greater than anticipated, we would require additional SAGD and PSC™ volumes in order to meet this covenant.  The majority of our operating costs and interest costs are fixed. Aside from changes in the price of natural gas, our costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties, which increase at WTI prices higher than $55/bbl.

We plan to monitor operating and financial results carefully in the period leading up to the covenant.  To address the risk of non compliance with this covenant, we may pursue some or all of the following options:  use cash to pay down our revolving credit facility balance, sell our financial derivatives to generate EBITDA and reduce leverage, or seek an amendment to the covenant from our lenders with respect to the covenant.

The total debt to capitalization covenant requires that we do not exceed a ratio of 70 percent as calculated on a quarterly basis.  The covenant is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivatives issued in connection with the debt that may be outstanding. Our capitalization is adjusted to exclude the $369 million increase to deficit as a result of the of the asset impairment associated with the working interest sale to Nexen and the $85 million increase to January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date. At March 31, 2009, this means for the purposes of this covenant calculation that our debt would be reduced by the value of our foreign exchange forward in the amount of $68 million and our deficit would be reduced by $454 million. With respect to U.S.-dollar-denominated debt, for purposes of the total debt to capitalization ratio, the debt is translated to Canadian dollars based on the average exchange rate for the quarter. The total debt to capitalization is therefore influenced by the variability in the measurement of the foreign exchange forward, which is subject to mark to market variability and average foreign exchange rate changes during the quarter.

In respect of new borrowings under the $350 million revolving credit facility prior to reaching completion of the Project, we are required to have sufficient funds (including cash and undrawn revolver) to fund our share of remaining Project costs.

With respect to our Notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices discounted at 10 percent.  Based on our 2008 reserve report, as adjusted for our new working interest in the joint venture, we have sufficient capacity under this test to incur additional debt beyond our existing $350 million revolving credit facility and existing Notes. Other leverage factors, such as debt to capitalization and total debt to EBITDA, are expected to be more constraining than this limitation.

We have semi-annual interest payments of US$71 million in June and December of each year until maturity of the Notes in 2014. Also, we estimate our share of capital expenditures required to sustain production of Phase 1 at or near planned capacity for the Project will be approximately $60 million per year for the next five years. We expect to fund these payments from future operating cash flow and from existing financial resources that includes the available portion of the revolving credit facility.

A significant portion of our capital budget for 2009 has been pre-funded.  As part of the working interest sale to Nexen, we provided $85 million to Nexen in January to be applied against our working interest share of the 2009 joint venture capital budget of $114 million net to OPTI.  Of this amount, $28 million remains at March 31, 2009.

Recent developments in capital markets have restricted our access to new debt and equity. Although our current financial resources are considered sufficient for the next 12 to 24 months based on current production and operating estimates, delays in ramp-up of SAGD production, operating issues with the SAGD or Upgrader operations, further deterioration of commodity prices, could result in additional funding requirements earlier than we have estimated.  Should the Company require such funding, it may be difficult to obtain such financing.

CREDIT RATINGS
OPTI maintains a company rating and a rating for its revolving credit facility and Senior Notes with Moody’s Investor Service (Moody’s) and Standard and Poors (S&P).  Please refer to the table below for the respective ratings.

	Moody's	S&P
OPTI Corporate Rating	B3	B-
Revolving Credit Facility	Ba3	B+
8.25% Notes	B3	B
7.875% Notes	B3	B

The Moody’s ratings were downgraded in February 2009 with continued negative outlook.   The S&P ratings were also downgraded in March 2009 with negative outlook, but the credit watch with negative implications was removed.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Commitments for contracts and purchase orders at March 31, 2009 related to project development are $21 million based on a joint venture working interest of 35 percent.

During the three months ended March 31, 2009, our debt decreased by $545 million as a result of repayments made from the proceeds of the asset sale.  Our long-term debt was reduced when we repaid $399 million on our $500 million revolving credit facility and reduced the size of this facility to $350 million. In addition, we repaid $146 million and cancelled our $150 million revolving credit facility.

The following table shows our contractual obligations and commitments related to financial liabilities at March 31, 2009.

In millions	Total	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$173	$173	$-	$-	$-
Long-term debt (Notes - principal)(1)	2,207				2,207
Long-term debt (Notes - interest)(1)	1,072	179	357	357	179
Long-term debt (Revolving)(2)	87	-	87	-	-
Capital leases(3)	102	5	9	8	80
Operating leases and other commitments(4)	111	8	22	23	58
Contracts and purchase orders(5)	21	21	-	-	-
Total commitments	$3,773	$386	$475	$388	$2,524

Notes:
(1)	Consists of US$1,000 million with 8.25% interest payable semi-annually and US$750 million with 7.875% interest payable semi-annually.
(2)
Consists of $87 million drawn on the revolving credit facility. The repayment represents only the final repayment of the facility at its scheduled maturity in 2011. In addition, we are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates.  In additions, such interest amounts are not material relative to our other commitments.

(3)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term at a working interest of 35 percent.
(4)	Consists of our share of payments under our product transportation agreements with respect to future tolls during the initial contract term at a working interest of 35 percent.
(5)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities.

OFF-BALANCE-SHEET ARRANGEMENTS
We have no off-balance-sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES
Our critical accounting estimates are consistent with those noted in our 2008 annual MD&A dated February 24, 2009, except as revised below.

Depletion, depreciation and amortization
Depletion on SAGD resource assets is measured over the life of proved reserves on a unit-of-production basis and commences when the facilities are substantially complete and after commercial production has begun.   Reserve estimates and the associated future capital can have a significant impact on earnings, as they are a key component to the calculation of depletion.  A downward revision in the reserve estimate or an upward revision to future capital would result in increased depletion, reduction of earnings and lower book value of SAGD assets.  Major SAGD facilities are depreciated with the unit-of-production method based on the productive capacity of the facilities over 40 years.

ACCOUNTING POLICIES
On January 1, 2009, OPTI adopted CICA Section 3064 “Goodwill and Intangible Assets”. This standard replaces Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs.” The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard (IFRS) IAS 38, “Intangible Assets.” Emerging Issues Committee (EIC) 27 “Revenues and Expenditures During the Pre-Operating Period” is no longer applicable for OPTI as we have adopted CICA 3064. Accounting Guidelines (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under Section 3064.

As a result of these changes and the adoption of these new standards, OPTI expensed certain previously capitalized costs with retroactive effect on January 1, 2009 with a corresponding increase of $85 million opening deficit.  This adjustment is primarily comprised of deferred costs related to SAGD start-up activities, translation of OPTI’s U.S.-dollar debt, offset by gains related to financial derivatives associated with OPTI’s debt and by a recovery of future tax expense.

NEW ACCOUNTING PRONOUNCEMENTS
Credit risk and the fair value of financial assets and financial liabilities
On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities.” This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact our financial statements.

IFRS
The Canadian Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles (GAAP) no longer apply for all publically accountable enterprises as of January 1, 2011. From that date forward, OPTI will be required to report under IFRS as set out by the International Accounting Standards Board (IASB). Any adjustments resulting from a change in policy are applied retroactively with corresponding adjustment to opening retained earnings.

OPTI is currently in the initial stages of planning for the transition to IFRS, however, a formal changeover plan has been approved by management. We are currently evaluating potential areas impacted by the new standards including adoption criteria as prescribed under IFRS1 - First-Time Adoption of International Financial Reporting Standards.

Business Impact of IFRS
OPTI has recorded a pre-tax asset impairment for accounting purposes of $369 million with respect to the working interest sale to Nexen.  Under IFRS this loss would have been significantly higher as all of OPTI’s assets would have been considered partially impaired based on the implied valuation. IFRS permits subsequent recovery of such write downs in future periods to the extent that fair value increases. Therefore, the cumulative effect of the Nexen working interest sale at the date of adoption on January 1, 2011 will depend on a fair value assessment of the assets as of December 31, 2010.

NON-GAAP FINANCIAL MEASURES
The term net field operating margin does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We plan to present this measure on a consistent basis from period to period.  We consider net field operating margin to be an important indicator of the performance of our business as a measure of our ability to fund interest payments and invest in capital expenditures.  The most comparable Canadian GAAP financial measure is net loss. For the first quarter of 2009, the following is a reconciliation of loss before taxes to net field operating margin (loss).

In millions	Total
Loss before taxes	$(90)
Interest	19
General and administrative	6
Loss on disposal of assets	1
Foreign exchange translation loss	75
Net realized gain on hedging instruments	(24)
Net unrealized gain on hedging instruments	(22)
Depletion, depreciation and accretion	4
Net field operating margin(loss)	$(31)

FINANCIAL INSTRUMENTS
The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk
Credit risk is the risk that counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risk it will assume. We evaluate credit risk on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. Our objective is to have no credit losses.

The primary sources of credit risk for the Company arise from the following financial assets: (1) cash and cash equivalents; (2) accounts receivable and pre-paid capital; and (3) derivatives contracts. The Company has not had any credit losses in the past and the risk of financial loss is considered to be low given the counterparties used by the Company. As at March 31, 2009, the Company has no financial assets that are past due or impaired due to credit-risk-related defaults.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet obligations associated with financial liabilities. Our financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and obligations under capital leases. The Company frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. We mitigate liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments. Our financial liabilities arose primarily from the development of the Project.  As at March 31, 2009, the Company has met all of the obligations associated with its financial liabilities.  As noted under “Capital resources and Liquidity,” continued access to our revolving credit facility is a key liquidity risk.

Market Risk
Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. We evaluate market risk on an ongoing basis. We assess the impact of variability in identified market risks on our medium-term cash requirements and impact with respect to covenants on our credit facilities. At March 31, 2009, we had mitigation programs to reduce market risk related to foreign exchange and commodity price changes. The primary market risks related to our commodity contracts relates to future estimated prices for WTI. The estimated change in our net field operating margin with respect to a $5 per barrel change in WTI in the first quarter of 2009 is not material.

The following sections describe these risks in relation to the Company’s key financial instruments.

* Cash and Cash Equivalents
The Company has cash deposits with Canadian banks and has money market investments. Counterparty selection is governed by the Company’s Treasury Policy, which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at March 31, 2009 the amount in cash and cash equivalents was $218 million and the maximum exposure to a single counterparty was $53 million which is guaranteed by a Canadian bank.

At March 31, 2009, the remaining terms on investments made by the Company are less than 31 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for project development and interest payments. Investments are held to maturity and the maturity value does not deviate with changes in market interest rates.

Our cash balances are currently invested exclusively in money market instruments with major Canadian banks in the form of banker’s acceptances, banker’s deposit notes or term deposits. These instruments are widely offered by banks we deal with and are considered direct obligations of the banks that offer them. We manage our exposure to these banks in two primary ways: by limiting the amount invested with a single issuer or guarantor and by investing for relatively short periods of time. We do not expect any investment losses based on these money market investments.

* Accounts Receivable and Prepaid Capital
Our accounts receivable and prepaid capital includes amounts due from Nexen Inc. related to project development and Nexen Marketing related to marketing activities, interest earned but not received on money market investments, and amounts due from the Canada Revenue Agency in relation to GST refunds. The amounts due from Nexen increased significantly subsequent to year-end as a result of the completion of the working interest sale.  The agreement included $85 million to be initially pre-funded for 2009 development activities. These funds will be released as work is completed on the 2009 joint venture capital program and the remaining amount of prepaid capital is $28 million. OPTI is entitled to a refund of such dollars or contribution of further dollars in the event that OPTI’s working interest share of 2009 joint venture capital expenditures is less than or exceeds $85 million. In addition, our accounts receivable due from Nexen includes $13 million related to operating activities.  The Company’s credit risk in regard to accounts receivable and prepaid capital therefore relates primarily to the risk of default by Nexen, which has an investment-grade corporate rating from Moody’s Investor Service, and by financial institutions with an investment grade rating. Therefore, we estimate the risk of credit loss as low.

* Accounts Payable and Accrued Liabilities
As at March 31, 2009, accounts payable and accrued liabilities were $164 million.  Accounts payable and accrued liabilities are comprised primarily of $99 million due in respect of development and operation of the Project, $53 million due in respect of interest on our Notes and $10 million related to corporate expenses including hedging instruments. Payment terms on development and operation of the Project are typically 30 to 60 days from receipt of invoice and generally do not bear interest. Payments are due on the notes semi-annually in June and December.  The Company has met its obligations in respect of these liabilities.

* Debt and Obligations under Capital Lease
As at March 31, 2009, long-term debt was $2,294 million, short-term debt was $nil and obligations under capital leases were $21 million.  The terms of the Company’s debt and obligations under capital lease are described in the notes to our financial statements as at March 31, 2009. The Company has met its obligations in respect of these liabilities. The Company accounts for its borrowings under all of its long-term debt and obligations under capital lease on an amortized cost basis.

The revolving credit facility is a variable interest rate facility with borrowing rates and duration established at the time of the initial borrowing or subsequent extension. Our current borrowings have an approximate initial term of 30 days and therefore fluctuations in the value of such borrowings are not material during the term they are outstanding. The Company is exposed to interest rate changes if and when it extends each borrowing. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. As at March 31, 2009, there was $87 million drawn under the revolving credit facility.  During the first quarter of 2009, a 1 percent change in interest rates would not have had a material impact on the interest expense due to the fixed nature of our senior notes and relatively low average balance of our revolving credit facilities.

Our Notes are comprised of US$1,750 million of debt which has fixed U.S. dollar semi-annual interest payments. Changes in the exchange rate between the Canadian dollar and U.S. dollar impact the carrying value of the Notes. A US$0.01 change in the exchange rate will impact the carrying value of the Notes by approximately US$18 million. A US$0.01 change in the exchange rate will change our interest costs by approximately US$1.4 million. The exposure to exchange rate fluctuations has been partially mitigated by the forward contracts described under “Foreign Exchange Hedging Instruments.” These changes also influence our compliance with debt covenants as described under ”Capital Resources and Liquidity.”

* Derivative Contracts
The Company periodically uses derivative contracts to hedge certain of the Company’s projected operational or financial risks. In the past, such instruments have involved the use of interest rate swaps, cross-currency interest swaps, currency-forward contracts and crude oil put options and swaps. Derivative contracts outstanding are described in the notes to our financial statements as at March 31, 2009. These instruments are designated as held-for-trading and are measured at fair value at each financial statement date.

As at March 31, 2009, we had US$875 million of foreign currency forwards to manage a portion of the exposure to the foreign exchange variations on the Company’s long-term debt. Changes in the exchange rate between Canadian and U.S. dollars change the value of these instruments. The foreign currency forwards at March 31, 2009, had a fair value of $68 million. The foreign exchange forwards are measured by the present value of the difference between the settlement amounts of the foreign currency forwards as measured in Canadian dollars. The counterparties to the foreign currency forwards are major Canadian and international banks. Our exposure to non-payment from any single institution is less than 25 percent of the value of the forwards.

The fair value of the foreign currency forwards is determined by calculating the present value of the existing contract as measured in Canadian dollars in reference to established market rates, primarily foreign exchange rates at the end of the year and discounted at market interest rates. The foreign currency forwards were valued primarily using a period-end foreign exchange rate of CDN$1.26 to US$1.00. Based on the active market for the underlying market variables used in the valuation, we do not believe other market assumptions with respect to these variables could result in a materially different valuation than the one we have determined. This conclusion is supported by an internal comparison completed by OPTI to compare the valuation provided by each counterparty to the forwards. The value of the foreign currency forwards would change by approximately $8 million for each $0.01 change in the foreign exchange rate between U.S. and Canadian dollars.  This change would have a corresponding impact on earnings (loss) before taxes in 2009.

We have established commodity hedging contracts to mitigate the Company’s exposure of future operations to decreases in the price of its synthetic crude oil. The Company has chosen to use put options and commodity price swaps to mitigate a portion of the exposure. As at March 31, 2009 the Company had deferred premium put options covering 1.64 million barrels of remaining 2009 production at a price of US$80/bbl (deferred premiums to be paid on the expiration of the option are $4/bbl); and commodity price swaps covering 0.15 million barrels of remaining 2009 production at a price of US$77/bbl. The value of these financial instruments as at March 31, 2009 was an asset of $60 million. The counterparties to the commodity hedges are major Canadian and international banks. Our exposure to non-payment from any single institution is approximately 60 percent of the value of the commodity hedge, which is due from a major Canadian bank.

The fair value of the commodity hedges is determined by calculating the present value of the existing contract as measured in Canadian dollars in reference to established market rates, primarily future estimated prices for WTI and period-end foreign exchange rates. Based on the active market for the underlying market variables used in the evaluation, we do not believe other market assumptions with respect to these variables could result in a materially different valuation than the one we have determined. This conclusion is supported by an internal comparison completed by OPTI to compare the valuation provided by each counterparty to the contract. The value of the commodity hedges would change by approximately US$1.5 million for each US$1/bbl change in future estimated prices for WTI. This change would have a corresponding impact on our earnings(loss) before taxes.

We view the credit risk of these counterparties as low due to the diversification of the instrument with a number of banks.

RISK FACTORS
Our risk factors are consistent with our 2008 annual MD&A dated February 24, 2009 with except as amended below.

Revolving Credit Facility Covenant Risk
Continued access to our revolving credit facility is critical to support our ongoing financial position as described more completely under “Capital Resources and Liquidity.”  Failure to comply with our total Debt to Capitalization and revolving credit facility debt to EBITDA covenants would entitle the lenders to accelerate the loan maturity and proceed with enforcement of the revolver lender’s security.  The primary risks of failure to meet this covenant in 2009 are low or unstable bitumen production, low or unstable Upgrader operation and higher than planned operating and capital costs.

The primary risk of failure to meet our sufficient funding test would result from significant, unexpected additional capital costs that would be required for us to complete Phase 1.  This outcome would impair access to our revolving credit facility which means additional borrowings would not be available to us.